SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-C


Report by Issuer of Securities Quoted on the NASDAQ Interdealer Quotation System, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


                                    CPAC, Inc.
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                 (Exact Name of Issuer as Described in Charter)


                  2364 Leicester Road, Leicester, New York 14481
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                    (Address of Principal Executive Offices)


                                  (716) 382-3223
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                (Issuer's Telephone Number including Area Code)


I. Change in Number of Shares Outstanding (Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding):

      1.    Title of Security          $.01 Par Value Common Stock
                              ------------------------------------------------

      2.    Number of Shares outstanding before the change   4,341,114
                                                           ------------------

      3.    Number of Shares outstanding after the change    5,841,114
                                                          -------------------

      4.    Effective date of change          October 4, 1995
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      5.    Method of change               Issuance of New Shares
                             -------------------------------------------------


          Give brief description of transaction  Private Placement of
                                                 ----------------------------

          1,500,000 Common Shares to Accredited Investors
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II.  Change in Name of Issuer

      1.    Name prior to change                     N/A
                                 ---------------------------------------------

      2.    Name after change                        N/A
                              ------------------------------------------------

      3.    Effective date of charter amendment changing name     N/A
                                                              ----------------

      4.    Date of shareholder approval of change, if required   N/A
                                                               ---------------



    October 5, 1995                                 /s/ Thomas J. Weldgen
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         (Date)                                       Thomas J. Weldgen
                                                   Chief Financial Officer